Mail Stop 0510

                                                June 10, 2005



Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-22400


Dear Mr. Simonetta:

      We have reviewed your response letter dated May 20, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Year Ended December 31, 2003 versus year ended December 31, 2002 - Non-GAAP Financial Measures, page 30
1. We note your response to our prior comment two. However, we believe that since you chose to represent the measure "adjusted net income" for the twelve months ended December 31, 2003 to highlight the
one time event of inventory write downs you should also provide similar disclosure for the twelve months ended December 31, 2004 so that readers have transparent disclosures with regard to how your inventory write down in 2003 impacted your results of operations in
2004.   Please revise your disclosures as necessary.




Critical Accounting Policies - Deferred Taxes, page 34
2. We note your response to our prior comment three. However, given that your deferred tax assets are a significant portion of your total assets, we believe that it is important to fully discuss the impact of your assumptions and judgments relating to the realizablity of this asset within your critical accounting policy section. Therefore, as previously requested, expand your disclosures to address the amount and timing of your projected future taxable income necessary to fully utilize your net operating loss carry forwards.

Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8
3. We note your response to our prior comment six. Given that the sale of immunoassay-based test kits and the sale of certain antibodies and immunochemical reagents can in some instances include both products and services, it is unclear to us why more than one deliverable does not exist. In this regard, we note in your response to our prior comment eight that you occasionally provide services related to the housing of animals. Please provide us with a more comprehensive description of the nature of your arrangements so that we may better understand why you do not believe the guidance in
EITF
00-21 does not apply.
4. We note your response to our prior comment seven. It remains unclear to us why it is appropriate to recognize revenues related to the sale of certain antibodies and immunochemical reagents under the
percentage of completion method of accounting.  Specifically address
for us how the nature of your contracts falls within the scope of
Statement of Position (SOP) 81-1.   Please tell us how you have
considered footnote 1 in paragraph 11 and paragraphs 13 and 14 of this guidance in determining whether your contracts fall within the scope of SOP 81-1. In addition, specifically tell us (i) the nature of the deliverables in these contracts, (ii) whether these contracts call for the completion of certain tasks or simply the delivery of the antibodies or immunochemical reagents, (iii) whether these contracts are best-efforts type contracts and (iv) whether your right to receive payments depend on the successful production of the custom antibodies and reagents.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-3747,
Jeanne
Baker at (202) 551-3691 or, in their absence, to the undersigned at
(202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


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Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
June 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE